UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one):  ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For period ended: December 31, 2017
☐ Transition report on Form 10-K
☐ Transition report on Form 20-F
☐ Transition report on Form 11-K
☐ Transition report on Form 10-Q
☐ Transition Report on Form N-SAR
For the transition period ended:
Read instruction (on back page) before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Part I – Registrant Information
DENTSPLY SIRONA Inc.
Full name of registrant
221 West Philadelphia Street
Address of Principal Executive Office
York, Pennsylvania 17401-2991
City, State and Zip Code
Part II – Rules 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

DENTSPLY SIRONA Inc. (the “Company” or “Dentsply Sirona”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2017 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense. This is due to a combination of recent developments and changes including: (i) an impairment triggering event related to the Company’s CAD/CAM, Imaging and Treatment Center reporting units, (ii) estimation of the provisional amount of the income tax impact on the Company related to the Tax Cuts and Jobs Act enacted on December 22, 2017 and (iii) the recent hiring and transition of a new Chief Executive Officer in February 2018. Accordingly, the Company requires additional time to complete certain financial closing processes, the results of which will be included in the Form 10-K.

The Company intends to file its Form 10-K on or before the 15 calendar day extension provided by Rule 12b-25.

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Nicholas W. Alexos	(717) 845-7511
(Name)	(Area code) (Telephone number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Please refer to Annex A, which is attached to this Form 12b-25 and incorporated by reference herein.

Special Note Regarding Forward-Looking Statements. The statements included in this Form 12b-25 regarding our financial performance and results of operations, in each case as expected to be reported, expected filing date of the Form 10-K, and the completion of matters necessary to permit filing by the extension deadline, and other statements that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe the expectations and forecasts reflected in our forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Factors that could cause actual results to differ materially from expected results include: (i) unanticipated factors that may delay the Company’s completion of its Form 10-K; (ii) the preliminary nature of the financial results contained in this Form 12b-25 and the possibility that such results could materially change as they are finalized and audited; and (iii) other factors described under Risk Factors in our most recent Form 10-K and other filings with the U.S. Securities and Exchange Commission. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

DENTSPLY SIRONA Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2018	By:	/s/ Nicholas W. Alexos
Nicholas W. Alexos
Executive Vice President, Chief Financial Officer & Principal Accounting Officer

Annex A (pursuant to Part IV, Question 3)

The Company expects to report net sales of $3,993.4 million for the year ended December 31, 2017 compared to $3,745.3 million for the year ended December 31, 2016. The Company also expects to report a net loss attributable to Dentsply Sirona of $1,573.0 million for the year ended December 31, 2017 compared to net income attributable to Dentsply Sirona of $429.9 million for the year ended December 31, 2016. The net loss expected to be reported for the year ended December 31, 2017 is the result of impairment of goodwill and indefinite-lived intangible assets. The Company expects to report an impairment charge of $847.7 million related to goodwill and indefinite-lived intangible assets for the three months ended December 31, 2017, related to the CAD/CAM, Imaging and Treatment Centers reporting units.  The impairment is in addition to the June 30, 2017 charge of $1,172.7 million, of the same assets.  In preparing the financial statements for the year ended December 31, 2017, the Company identified an impairment triggering event related to the CAD/CAM, Imaging and Treatment Center equipment reporting units. Forecasted revenues and operating margins for these reporting units were impacted by continued unfavorable developments in the marketplace. These developments included significantly lower sales to end-users than expected in the fourth quarter of 2017 in the North America and Rest of World regions as well as declines in gross profit rates which included the unfavorable impacts from changes in the foreign exchange rates.

Additionally the Company is in the process of finalizing the provisional analysis of the Tax Cuts and Jobs Act which is expected to result in a provisional net income tax charge of approximately $20 million for 2017.

The Company believes that the results contained herein, are materially correct, however, certain amounts in the financial statements could be revised when the Company files its Annual Report on Form 10-K.